January 6, 2020

Joerg Hornstein
Chief Financial Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

       Re: AC Immune SA
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 19, 2019
           Form 6-K for the Quarterly Period Ended June 30, 2019
           Filed August 14, 2019
           File No. 001-37891

Dear Mr. Hornstein:

        We have reviewed your December 20, 2019 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 4, 2019 letter.

Form 6-K dated August 14, 2019

Exhibit 99.1
Interim Condensed Financial Statements (Unaudited)
Notes to Interim Condensed Financial Statements
3.1 Licensing and collaboration agreements, page 13

1. We acknowledge the information provided in your response to comment 1. Please revise your disclosure to include the significant judgments underlying your conclusion that the license granted to Lilly was distinct and represented a right-to-use, as addressed in IFRS
 Joerg Hornstein
AC Immune SA
January 6, 2020
Page 2
         15.123 and 125. In this regard, consider providing certain information on pages 2-5 of your response, as follows:
           The nature of the license granted to Lilly with regard to its ongoing development and future commercialization activities,
           The degree to which the Pre-clinical and Phase 1 development activities conducted by you "do not represent integrated services with the licensed IP" to Lilly and the absence of any impact of your R&D activities on the "form or functionality of the underlying IP" licensed to Lilly,
           The purpose of Pre-clinical and Phase 1 development activities conducted by Lilly and the absence of any linkage between these activities and your development activities, other than through the joint steering committee and The nature and frequency of the information-sharing process through the joint
             steering committee and how this process is expected to impact the future development activities to be independently conducted by you and Lilly.

       You may contact Ibolya Ignat at (202) 551-3636 or Franklin Wyman at
(202) 551-3660
with any questions.



FirstName LastNameJoerg Hornstein                           Sincerely,
Comapany NameAC Immune SA
                                                            Division of
Corporation Finance
January 6, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName